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CRA Managed Care, Inc.
312 Union Wharf
Boston, Massachusetts 02109


Members of the Board:

     We hereby consent to the inclusion of our opinion letter to the Board of Directors of CRA Managed Care, Inc. ("CRA") as Appendix E to the Joint Proxy Statement/Prospectus of CRA and OccuSystems, Inc. ("OccuSystems") relating to the proposed merger transaction involving CRA and OccuSystems. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, and we do not admit that we are "experts" for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.





                                              ALEX. BROWN & SONS INCORPORATED



Baltimore, Maryland
May 14, 1997